

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170067

DIVISION OF
CORPORATION FINANCE

February 3, 2017

Daniel T. Falstad
Entergy Corporation
dfalsta@entergy.com

Re: Entergy Corporation

Dear Mr. Falstad:

This is in regard to your letter dated February 3, 2017 concerning the shareholder proposal submitted by the New York City Employees' Retirement System et al. for inclusion in Entergy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Entergy therefore withdraws its December 30, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov



**_ENTERGY SERVICES, INC._**
639 Loyola Avenue
26th Floor
New Orleans, LA 70113
(504) 576-2095
dfalsta@entergy.com

**_DANIEL T. FALSTAD_**
Vice President, Deputy General
Counsel and Secretary

February 3, 2017

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by the Office of the Comptroller of the City of New York

Ladies and Gentlemen:

In a letter dated December 30, 2016, we requested that the Staff of the Division of Corporation Finance concur that Entergy Corporation, a Delaware corporation (the "Company"), could exclude from its proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting") a shareholder proposal (the "Proposal") and the statements in support thereof submitted by the Comptroller of the City of New York as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Proponents").

Enclosed as Exhibit A is a letter from Michael Garland of the Office of the Comptroller of New York City writing on behalf of the Proponents withdrawing the Proposal. In reliance on this letter, the Company hereby withdraws the December 30, 2016 no-action request relating to the Company's ability to exclude the Proposal from its proxy materials for its 2017 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Accordingly, the Company will not include the Proposal in the proxy materials for its 2017 Annual Meeting.

If you have any questions regarding this matter or desire additional information, please contact me at (504) 576-2095.

Very truly yours,

Daniel T. Falstad
Vice President, Deputy General Counsel & Secretary

Attachment

cc: Michael Garland, Assistant Comptroller, Corporate Governance and Responsible Investment, City of New York, Office of the Comptroller

John P. Kelsh, Partner, Sidley Austin LLP

**Exhibit A**



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

February 3, 2017

Daniel T. Falstad
Vice President, Deputy General Counsel & Secretary
Entergy Corporation
639 Loyola Avenue
26th Floor, L-ENT-26B
New Orleans, LA 70113

Via email

Dear ~~Mr. Falstad~~ Dan:

In light of the proxy access bylaw recently enacted by the Entergy Corporation Board of Directors, I write on behalf of the Comptroller of the City of New York, Scott M. Stringer, to withdraw the New York City Retirement Systems' shareholder proposal regarding proxy access submitted for the Company's 2017 annual meeting.

Thank you again for our productive discussions and for the Board's responsiveness.

Sincerely,

Michael Garland



*ENTERGY SERVICES, INC.*
639 Loyola Avenue
26th Floor
New Orleans, LA 70113
(504) 576-2095
dfalsta@entergy.com

***DANIEL T. FALSTAD***
Vice President,
Deputy General Counsel
and Secretary

December 30, 2016

*Via Electronic Mail*
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by the Office of the Comptroller of the City of New York

Ladies and Gentlemen:

Pursuant to Exchange Act Rule 14a-8(j), Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), hereby notifies the Division of Corporation Finance of its intention to exclude a shareholder proposal (the "Proposal") submitted by the Comptroller of the City of New York as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Proponents") from Entergy's proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials"), for the reasons stated below.

This letter, together with the Proposal, is being submitted to the Staff via email in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponents advising them of Entergy's intention to omit the Proposal from its 2017 Proxy Materials. We respectfully remind the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

**The Proposal**

The Proposal contains a resolution asking the Company's Board of Directors (the "Board") to adopt an amendment to the Company's bylaws to implement proxy access, as follows:

RESOLVED: Shareholders of Entergy Corporation (the "Company") ask the board of directors (the "Board") to take the steps necessary to adopt a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed the larger of two or one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

A copy of the full Proposal is attached to this letter as <u>Exhibit A</u>.

## <u>Analysis</u>

### <u>The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal by the Time the 2017 Proxy Materials are Filed.</u>

By the time the 2017 Proxy Materials are filed, the Company will have already taken the actions requested in the Proposal and therefore will have already substantially implemented the Proposal. Exchange Act Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." With respect to the predecessor to Rule 14a-8(i)(10), the Commission stated in 1976 that the exclusion was designed to avoid the possibility of shareholders having to consider matters that have already been favorably acted upon by the management team.[1] The Commission adopted the current version of this exclusion in 1983,[2] and since then, the Staff has regularly concurred that a proposal may be excluded when a company can demonstrate that it has already addressed the elements of the proposal.

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. Similarly, a company need not have implemented each element in the precise manner suggested by the proponent.[3] Rather, the company's actions must address the underlying concerns of the proposal or implement the essential objectives of the proposal, even if the manner in which the company implements the proposal does not necessarily correspond directly to the actions sought by the proponent.[4] The Staff has also explained that, "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal."[5] In the present context, a request for the initial adoption of a proxy access bylaw provision, the Staff has consistently granted no-action relief to companies under Rule 14a-8(i)(10) when the company has adopted or has committed to adopt a proxy access bylaw, and in nearly all of these cases, the bylaws adopted by the company addressed the proposal's essential objective of instituting proxy access but did not correspond to each detail sought by the proponent in its proposal.[6]

In this instance, the Company believes that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Board will, in the near future, consider amending the Company's bylaws to provide for proxy access (the "Bylaw

---

[1] Release No. 34-12598 (July 7, 1976).

[2] Release No. 34-20091 (Aug. 16, 1983) ("1983 Release").

[3] *Id.*

[4] *See, e.g., Dominion Resources, Inc.* (Feb. 9, 2016) (proposal requesting report on measuring, mitigating, disclosing and setting reduction targets for methane emissions was excludable where existing company disclosures compared favorably to the guidelines of the proposal, in spite of the proponent's allegation that the company's disclosures did not cover all facilities, address means of measuring methane reduction, or include specific reduction targets); *Pfizer Inc.* (Jan. 11, 2013) (proposal requesting report on measures to reduce the use of animal testing and plans to promote alternatives to animal use was excludable where existing company laboratory animal care guidelines and policy were available on its website); *MGM Resorts International* (Feb. 28, 2012) (proposal requesting report on company's sustainability policies and performance, including multiple, objective statistical indicators, was excludable since company published an annual sustainability report); *Duke Energy Corp.* (Feb. 21, 2012) (proposal requesting report on the company's actions to build shareholder value and reduce greenhouse gas and other emissions was excludable in light of the company's existing policies, practices and procedures and public disclosures); *ConAgra Foods, Inc.* (July 3, 2006) (proposal requesting sustainability report was excludable where the company already published a sustainability report as part of its corporate responsibilities report); and *The Talbots Inc.* (Apr. 5, 2002) (proposal requesting code of conduct based on International Labor Organization human rights standard was excludable in light of the company's own business practice standards).

[5] *Texaco, Inc.* (Mar. 28, 1991) (proposal requesting the company to implement a specific set of environmental guidelines was excluded as substantially implemented because the company had established a compliance and disclosure program related to its environmental program, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought).

[6] *See, e.g., Cisco Systems, Inc.* (Sep. 27, 2016); *WD-40 Co.* (Sep. 27, 2016); *Oracle Corp.* (Aug. 11, 2016); *General Electric Co.* (Mar. 3, 2015).

Amendments"). If and when approved, the Bylaw Amendments would allow shareholders or a group of up to 20 shareholders owning 3% or more of the Company's common stock for three years to include their director nominees and related disclosures in the Company's proxy materials for a shareholder meeting at which directors are to be elected. The Board is currently expected to approve the Bylaw Amendments at its meeting on January 27, 2017. The Company is submitting this no-action request before this meeting to address the timing requirements of Rule 14a-8(j). Once action has been taken by the Board to approve the Bylaw Amendments, the Company will notify the Staff that these actions have been taken and provide the full text of the Bylaw Amendments and any other relevant correspondence with the Proponent.[7]

The Bylaw Amendments are expected to include certain limitations that may differ from the manner in which the proponent would implement the Proposal or otherwise address items on which the Proposal is silent. For example, the Bylaw Amendments are expected to limit the number of shareholders who comprise a "group" for purposes of proxy access to twenty (20) and the number of director candidates to two or 20% of the total number of directors who are subject to election at the next annual meeting by the holders of common stock. Nevertheless, much like the Staff's determination in each of the letters cited above, the Company does not believe these variations meaningfully or materially affect the ability of shareholders to access the Company's proxy statement for purposes of nominating potential director candidates and, consequently, do not alter the conclusion that the Proposal will be substantially implemented. Accordingly, the Company believes that, upon the approval of the Bylaw Amendments, the Board will have taken the steps requested by the Proponent to achieve the "essential objective" of the Proposal upon terms that "compare favorably with the guidelines of the proposal."

For the foregoing reasons, upon taking the actions contemplated in this letter including the adoption of the Bylaw Amendments, the Company believes that it will have substantially implemented the Proposal and may therefore exclude the Proposal in reliance on Rule 14a-8(i)(10).

**Conclusion**

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from the Company's 2017 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at (504) 576-2095 or by email at dfalsta@entergy.com.

---

[7] The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal and then supplements its request for no action relief by notifying the Staff after such action has been taken. *See, e.g.*, *United Continental Holdings, Inc.* (Feb. 3, 2016) (concurring in the exclusion of a proposal requesting a proxy access bylaw amendment where the company expressed the board's intention to approve amendments to the bylaws that would substantially implement the proposal and then later notified the Staff that the proxy access bylaw amendments had been adopted).

Very truly yours,



Daniel T. Falstad
Vice President, Deputy General Counsel
and Secretary

Attachment

cc: Michael Garland, Assistant Comptroller, Corporate Governance and Responsible Investment, City of New York, Officer of the Comptroller

**Exhibit A**



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

November 15, 2016

Ms. Edna Chism
Corporate Secretary
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

Dear Ms. Chism:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Entergy common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would welcome the opportunity to discuss the proposal with you. Should the Board of Directors approve a proxy access bylaw that we consider responsive to the proposal, we will withdraw the proposal from consideration at the annual meeting.

Please feel free to contact me at (212) 669-2517 if you would like to discuss this matter.

Sincerely,

Michael Garland
Enclosures

RESOLVED: Shareholders of Entergy Corporation (the "Company") ask the board of directors (the "Board") to take the steps necessary to adopt a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed the larger of two or one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access will make directors more accountable and enhance shareholder value. A 2014 study by the CFA Institute concluded that proxy access could raise overall US market capitalization by up to $140.3 billion if adopted market-wide, "with little cost or disruption." (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed terms are similar to those in vacated SEC Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf). The SEC, following extensive analysis and input from market participants, determined that those terms struck the proper balance of providing shareholders with viable proxy access while containing appropriate safeguards.

The proposed terms enjoy strong investor support and company acceptance. Between January 2015 and October 2016, 95 similar shareholder proposals received majority votes and at least 270 companies of various sizes across industries enacted bylaws with similar terms.

We urge shareholders to vote FOR this proposal.



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

**Re: New York City Fire Department Pension Fund**

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from October 1, 2015 through today as noted below:

**Security:** Entergy Corporation

**Cusip:** 29364G103

**Shares:** **7,950**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

**Re: New York City Teachers' Retirement System**

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from October 1, 2015 through today as noted below:

**Security:** Entergy Corporation

**Cusip:** 29364G103

**Shares:** **142,518**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



**STATE STREET.**

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

**Re: New York City Board of Education Retirement System**

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from October 1, 2015 through today as noted below:

**Security:** Entergy Corporation

**Cusip:** 29364G103

**Shares:** **11,104**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

**Re: New York City Employee's Retirement System**

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from October 1, 2015 through today as noted below:

**Security:** Entergy Corporation

**Cusip:** 29364G103

**Shares:** **183,688**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

**Re: New York City Police Pension Fund**

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from October 1, 2015 through today as noted below:

**Security:** Entergy Corporation

**Cusip:** 29364G103

**Shares:** **41,730**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President